SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

The ONE Group Hospitality, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
88338K103
(CUSIP Number)
Mr. David L. Kanen Kanen Wealth Management LLC 5850 Coral Ridge Drive, Suite 309 Coral Springs, Florida 33076 (631) 863-3100

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338K103	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Kanen Wealth Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,952,593
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,952,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,952,593
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 88338K103	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON David L. Kanen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,952,593
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,952,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,952,593
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88338K103	13D	Page 4 of 8 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of The ONE Group Hospitality, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 411 W. 14th Street, 2nd Floor, New York, New York 10014.

Item 2. Identity and Background.

This Statement is filed by (i) Kanen Wealth Management LLC, an investment advisor registered as such in Florida, New York and Texas (“KWM”), and (ii) David L. Kanen, the managing member of KWM.

The foregoing persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

KWM, a limited liability company organized under the laws of the State of Florida, is a registered investment adviser. The principal business of KWM is purchasing, holding and selling securities for investment purposes for the accounts of its customers. The principal occupation of Mr. Kanen is serving as the managing member, sole investment advisor representative and Chief Compliance Officer for KWM. Mr. Kanen is a U.S. citizen.

The principal business address of the Reporting Persons is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock reported as owned by the Reporting Persons in the ordinary course of business. The shares of Common Stock beneficially owned by KWM were acquired for the accounts of its customers. In addition, Mr. Kanen purchased shares of Common Stock for his own account. The total cost for purchasing the shares of Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately $3,878,300. The source of funds for the shares of Common Stock acquired for the accounts of KWM’s customers were funds of such customers. The source of funds for the shares of Common Stock acquired by The Philotimo Fund LLC was its working capital. The source of funds for the shares of Common Stock acquired by Mr. Kanen were his personal funds.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons may engage in discussions with the board and management of the Company regarding its business and affairs. Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 88338K103	13D	Page 5 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own in the 1,952,593 shares of Common Stock, which represents approximately 7.8% of the Company’s outstanding shares of Common Stock.

KWM, in its role as investment manager for customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own the 1,602,593 shares of Common Stock held in the Accounts. KWM, as the general partner of The Philotimo Fund LLC, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own the 350,000 shares of Common Stock held by The Philotimo Fund LLC. Mr. Kanen expressly disclaims such beneficial ownership. Mr. Kanen directly owns 18,921 shares of Common Stock held in the Accounts.

Each percentage ownership of Common Stock set forth in this Statement is based on the 25,050,628 shares of Common Stock reported by the Company as outstanding as of March 31, 2017 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 5, 2017.

(b)       KWM, in its role as investment manager to the Accounts, has discretionary voting and dispositive power over the shares of Common Stock held in the Accounts pursuant to investment advisory agreements. Mr. Kanen, as the managing member of KWM, may be deemed to share voting and dispositive power over such shares of Common Stock with KWM. KWM, as the general partner of The Philotimo Fund LLC, and Mr. Kanen, as the managing member of KWM, may be deemed to share voting and dispositive power over the shares of Common Stock held by The Philotimo Fund LLC.

(c)       The transactions effected by the Reporting Persons in the Common Stock during the last 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d)       The customers of KWM have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the shares of Common Stock, and the power to direct the receipt of dividends from any of the shares of Common Stock held for their respective accounts. Such customers may also terminate the investment advisory agreements upon appropriate notice. Neither Mr. Kanen nor KWM has an economic or pecuniary interest in any of the shares of Common Stock reported herein as being held in customer accounts, except as set forth above. Mr. Kanen has the sole right to receive all proceeds from the sale of and direct the receipt of dividends from the shares of Common Stock held for his own account.

(e)       Not applicable.

CUSIP No. 88338K103	13D	Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, which is set forth on the signature page to this Statement.

Except for the investment advisory agreements between the Reporting Persons and the owners of the Accounts and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

CUSIP No. 88338K103	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the shares of Common Stock of the Company.

Dated: April 13, 2017

KANEN WEALTH MANAGEMENT LLC

/s/ David L. Kanen
David L. Kanen
Managing Member

/s/ David L. Kanen
David L. Kanen

CUSIP No. 88338K103	13D	Page 8 of 8 Pages

Schedule A

Transactions by the Reporting Persons during the last 60 days:

Kanen Wealth Management LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
04/12/2017	1,150,000	2.01
04/07/2017	258,072	1.998
04/06/2017	9,600	2.001
04/05/2017	24,119	1.999
04/04/2017	37,800	1.958
04/03/2017	53,391	1.9913
03/31/2017	69,611	1.8633

The Philotimo Fund LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
03/31/2017	350,000	1.915